Exhibit 4.1

JOHNSON & JOHNSON

COMPANY ORDER

Pursuant to the authorization of the Board of Directors of Johnson & Johnson, a New Jersey corporation (the “Company”), in resolutions adopted on February 11, 2014 and October 12, 2015, the undersigned, being duly authorized, hereby approve the issuance of one or more Notes of the Company, with the terms and provisions as described below, pursuant to and further subject to an Indenture dated as of September 15, 1987, by and between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to BNY Midwest Trust Company, which succeeded Harris Trust and Savings Bank), as supplemented by the First Supplemental Indenture dated as of September 1, 1990.

TITLE:	0.250% Notes due 2022 (the “0.250% Notes”)

0.650% Notes due 2024 (the “0.650% Notes”)

1.150% Notes due 2028 (the “1.150% Notes”)

1.650% Notes due 2035 (the “1.650% Notes” and collectively with the 0.250% Notes, the 0.650% Notes and the 1.150% Notes, the “Notes”)

PRINCIPAL AMOUNT:	€1.0 billion of the 0.250% Notes

€750 million of the 0.650% Notes

€750 million of the 1.150% Notes

€1.5 billion of the 1.650% Notes

INTEREST RATE:	0.250% per annum on the 0.250% Notes, payable annually on January 20 of each year, commencing January 20, 2017, to the holders of record at the close of business on January 5 next preceding such interest payment date;

0.650% per annum on the 0.650% Notes, payable annually on May 20 of each year, commencing May 20, 2017, to the holders of record at the close of business on May 5 next preceding such interest payment date;

1.150% per annum on the 1.150% Notes, payable annually on November 20 of each year, commencing November 20, 2016, to the holders of record at the close of business on November 5 next preceding such interest payment date; and

1.650% per annum on the 1.650% Notes, payable annually on May 20 of each year, commencing May 20, 2017, to the holders of record at the close of business on May 5 next preceding such interest payment date.

MATURITY DATE:	January 20, 2022 for the 0.250% Notes

May 20, 2024 for the 0.650% Notes

November 20, 2028 for the 1.150% Notes

May 20, 2035 for the 1.650% Notes

PUBLIC OFFERING PRICE:	0.250% Notes: 99.938% of the principal amount plus accrued interest, if any, from May 20, 2016 to the date of closing

0.650% Notes: 99.736% of the principal amount plus accrued interest, if any, from May 20, 2016 to the date of closing

1.150% Notes: 99.355% of the principal amount plus accrued interest, if any, from May 20, 2016 to the date of closing

1.650% Notes: 99.467% of the principal amount plus accrued interest, if any, from May 20, 2016 to the date of closing

PLAN OF DISTRIBUTION:	A public offering underwritten by Deutsche Bank AG, London Branch; Merrill Lynch International; Citigroup Global Markets Limited; Goldman, Sachs & Co.; J.P. Morgan Securities plc; BNP Paribas; HSBC Bank plc; The Royal Bank of Scotland plc; Banco Santander, S.A.; ING Bank N.V., Belgian Branch; Mitsubishi UFJ Securities International plc; RBC Europe Limited; UBS Limited; UniCredit Bank AG; and The Williams Capital Group, L.P.

UNDERWRITING DISCOUNT:	0.350% of the principal amount for the 0.250% Notes

0.400% of the principal amount for the 0.650% Notes

0.500% of the principal amount for the 1.150% Notes

0.625% of the principal amount for the 1.650% Notes

OPTIONAL
REDEMPTION:	Make-whole call and, solely with respect to the 0.250% Notes, par call within one month of the maturity date, as set forth in the forms of the 0.250% Notes; and, solely with respect to the 0.650% Notes, the 1.150% Notes and the 1.650% Notes, par call within three months of the respective maturity dates, as set forth in the forms of the 0.650% Notes, the 1.150% Notes and the 1.650% Notes.

ADDITIONAL AMOUNTS:	Subject to certain exceptions and limitations defined in the forms of the Notes, the Company will pay additional amounts on the Notes to holders who are not United States persons (as defined in the forms of the Notes) in respect of any required withholding or deduction for any present or future tax, assessment or other governmental charge imposed by any taxing authority in the United States, as will result in receipt by holders of notes that are not United States persons of such amounts as they would have received had no such withholding or deduction been required.

REDEMPTION FOR
TAX REASONS:	The Company may redeem all but not part of any series of the Notes in the event of certain changes in the tax laws of the United States that would require the Company to pay additional amounts as described in the forms of the Notes. This redemption would be at 100% of the principal amount, together with accrued and unpaid interest on the applicable series of Notes to the date fixed for redemption.

MANDATORY REDEMPTION:	None

LISTING:	New York Stock Exchange

PLACE AND MANNER OF
PAYMENT:	The principal of and interest on the Notes will be payable as set forth in the forms of the Notes.

DENOMINATIONS:	Minimum denomination of €100,000 and integral multiples of €1,000 above that amount

EVENTS OF DEFAULT:	As set forth in the forms of the Notes

CURRENCY:	Payable in euro; If the euro is unavailable to the Company due to the imposition of exchange controls or other circumstances beyond the Company’s control or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the Notes will be made in U.S. dollars until the euro is again available to the Company or so used.

PAYING AGENT:	The Bank of New York Mellon, London Branch

FORM OF SECURITY:	The Notes will be issued in the form of Global Securities, which will be deposited with, or on behalf of, the Depositary.

DEPOSITARY:	The Bank of New York Mellon, London Branch, a common depositary for Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme

/s/ Dominic J. Caruso
Name:	Dominic J. Caruso
Title:	Vice President, Finance and Chief Financial Officer

/s/ Michelle Ryan
Name:	Michelle Ryan
Title:	Treasurer

Effective Date: May 11, 2016

[Signature Page to Company Order]